EXHIBIT 99.1

Titan Mining Closes on First-of-Its-Kind EXIM MMIA Feasibility Financing for Domestic Graphite Project

First domestic feasibility support issued under the Make More in America program reinforcing strategic importance of Kilbourne Graphite

GOUVERNEUR, N.Y., Dec. 23, 2025 (GLOBE NEWSWIRE) -- Titan Mining Corporation (TSX:TI, NYSE-A:TII), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer (a key component of the broader rare earths and critical minerals ecosystem), is pleased to announce that its wholly owned subsidiary, Empire State Mines, LLC (“ESM”), has entered into an amended definitive credit agreement (the “EXIM Facility”) with the Export-Import Bank of the United States (“U.S. EXIM”), providing up to US$5.5 million in non-dilutive financing, to support feasibility work at the Company’s Kilbourne Graphite Project (“Kilbourne”) in upstate New York.

The US$5.5 million U.S. EXIM Facility, provided under EXIM’s Make More in America Initiative (“MMIA”), enhances Titan’s ability to accelerate resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study in 2026. Notably, this represents the first feasibility-study support issued by U.S. EXIM under MMIA for a domestic critical-minerals project, reinforcing federal support for rebuilding U.S. graphite supply chains and Kilbourne in particular.

Highlights:

  US$5.5 million EXIM Facility available through September 2026
  Final maturity date of September 30, 2032, interest only for the first 24 months, followed by a 5-year repayment period
  Competitive interest rate, fixed at approximately 4.77% per annum (payable quarterly) under EXIM’s Commercial Interest Reference Rate (CIRR) plus an upfront fee of 6.30% for an effective interest rate of approximately 6.26%.
  Advances Kilbourne toward construction readiness through completion of feasibility activities.
  Allows U.S EXIM to receive technical information during the feasibility activities to swiftly advance the US$120 million project financing indication.
  Enhances Titan’s critical mineral platform in the U.S., building on existing zinc operations and advancing graphite development.

Rita Adiani, President and Chief Executive Officer of Titan Mining, commented:

“EXIM’s continued and expanding support reflects the project’s strategic importance to U.S. defense, energy, and national security priorities. This funding accelerates feasibility work and advances Kilbourne along a clear path toward development as a secure domestic graphite supply.”

The U.S. EXIM Facility is guaranteed by Titan and its subsidiaries and demonstrates the Company’s commitment to securing competitive, non-dilutive financing to advance its U.S. critical minerals strategy.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that EXIM will swiftly advance the US$120 million project financing indication; and that this funding accelerates feasibility work and advances Kilbourne along a clear path toward development as a secure domestic graphite supply. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.